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04002173

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 0 6 2004 WASH. DC 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INLAND NATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 SOUTH MAIN
(No. and Street)

MINOT	ND	58702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEITH THEUSCH (701) 852-1640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

24 WEST CENTRAL	MINOT	ND	58701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEITH THEUSCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INLAND NATIONAL SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOROTHY J. HOLEN
Notary Public, State of North Dakota
My Commission Expires July 18, 2007

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- NA ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- NA ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- NA ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- NA ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- NA ☐ (m) A copy of the SIPC Supplemental Report.
- NA ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INLAND NATIONAL SECURITIES, INC.

MINOT, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2003 AND 2002

AND

INDEPENDENT AUDITOR'S REPORT

INLAND NATIONAL SECURITIES, INC.

TABLE OF CONTENTS

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Inland National Securities, Inc.
Minot, North Dakota 58701

We have audited the accompanying balance sheets of Inland National Securities, Inc. (an S corporation) as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inland National Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz
BRADY, MARTZ & ASSOCIATES, P.C.

January 16, 2004

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INLAND NATIONAL SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 77,614	$ 191,729
Accounts receivable	52,695	3,091
Other current assets	3,136	502
Total current assets	$ 133,445	$ 195,322
PROPERTY AND EQUIPMENT	$ 293,492	$ 286,716
Less accumulated depreciation	205,783	193,544
Net property and equipment	$ 87,709	$ 93,172
OTHER ASSETS		
Other investments	$ 24,963	$ 24,081
TOTAL ASSETS	$ 246,117	$ 312,575

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Commissions payable	$ 14,798	$ 1,855
Other current liabilities	34,874	22,360
Security deposits	1,807	1,872
Total current liabilities	$ 51,479	$ 26,087
STOCKHOLDERS' EQUITY		
Common stock - 2000 shares of no par value stock authorized, 2000 shares outstanding December 31, 2003 and 1952 shares outstanding December 31, 2002	$ 200,000	$ 200,000
Retained earnings(deficit)	(5,362)	96,980
	$ 194,638	$ 296,980
Less treasury stock at cost (48 shares @ December 31, 2002)	0	(10,492)
Total stockholders' equity	$ 194,638	$ 286,488
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 246,117	$ 312,575

SEE NOTES TO THE FINANCIAL STATEMENTS

INLAND NATIONAL SECURITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
EARNED REVENUES	$ 1,537,742	$ 1,516,182
DIRECT COST OF EARNED REVENUES	952,196	925,629
GROSS PROFIT	$ 585,546	$ 590,553
OTHER INCOME		
Real estate income	$ 18,104	$ 17,896
Loss on the sale of investments	(825)	0
Investment income	1,031	2,379
Miscellaneous	4,465	8,389
Total other income	$ 22,775	$ 28,664
GROSS PROFIT AND OTHER INCOME	$ 608,321	$ 619,217
GENERAL AND ADMINISTRATIVE EXPENSES		
Office salaries	$ 89,342	$ 76,268
Payroll taxes	26,814	24,438
Travel, registration and dues	5,917	5,741
Real estate tax and insurance	18,374	18,400
Depreciation	12,238	12,701
Repairs and maintenance	4,808	7,934
Office supplies	7,739	15,097
Telephone and rent	16,335	16,107
Legal and accounting	5,720	5,755
Advertising	3,618	5,662
Retirement Plan	14,711	13,169
Other operating expenses	5,047	6,726
Total expenses	$ 210,663	$ 207,998
NET INCOME	$ 397,658	$ 411,219

SEE NOTES TO THE FINANCIAL STATEMENTS

INLAND NATIONAL SECURITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Capital Stock	Retained Earnings (Deficit)	Treasury Stock	Total Stockholders' Equity
BALANCE, JANUARY 1, 2002	$ 200,000	$ 85,761	$ 0	$ 285,761
Net Income	0	411,219	0	411,219
Stock redemption - 150 shares	0	0	(31,144)	(31,144)
Stock reissued - 102 shares	0	0	20,652	20,652
Distributions	0	(400,000)	0	(400,000)
BALANCE, DECEMBER 31, 2002	$ 200,000	$ 96,980	$ (10,492)	$ 286,488
Net Income	0	397,658	0	397,658
Stock redemption - 150 shares	0	0	(28,258)	(28,258)
Stock reissued - 198 shares	0	0	38,750	38,750
Distributions	0	(500,000)	0	(500,000)
BALANCE, DECEMBER 31, 2003	$ 200,000	$ (5,362)	$ 0	$ 194,638

SEE NOTES TO THE FINANCIAL STATEMENTS

INLAND NATIONAL SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$ 397,658	$ 411,219
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	12,238	12,701
Loss on securities	825	0
Patronage refunds received as an investment	(1,707)	(4,781)
Effects on operating cash flows due to changes: in		
Accounts receivable	(49,604)	12,277
Other assets	(2,634)	110
Accounts payable	12,943	(3,766)
Other current liabilities	(4,506)	3,107
Payroll taxes payable	17,020	14,086
Security deposits	(65)	210
Net cash provided by operating activities	$ 382,168	$ 445,163
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (6,775)	$ (2,846)
CASH FLOW FROM FINANCING ACTIVITIES		
Purchase of treasury stock	$ (28,258)	$ (31,144)
Proceeds from reissuance of treasury stock	38,750	20,652
Distributions	(500,000)	(400,000)
Net cash used by financing activities	$ (489,508)	$ (410,492)
NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	$ (114,115)	$ 31,825
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	191,729	159,904
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 77,614	$ 191,729

SEE NOTES TO THE FINANCIAL STATEMENTS

INLAND NATIONAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations - The Company operates as a broker/dealer providing a range of investment products and services including various stocks, bonds and mutual funds. The majority of the Company's revenues are generated from sales to residents of North Dakota. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Basis of Accounting - Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents - The Company considers temporary, highly liquid investments to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment is stated at cost less accumulated depreciation computed on the accelerated and straight-line methods. The estimated useful life of the Company's fixed assets are as follows:

Office equipment and fixtures	5 - 7 years
Building and improvements	19 - 39 years

Investments - The Company's investments consist of a limited partnership unit, member interest in a Limited Liability Company, a patronage investment in a local Cooperative, and a stock warrant offering. None of these investments have a readily determinable market. All of these investments are accounted for under the cost method of accounting.

NOTE 2 - **CASH AND CASH EQUIVALENTS**

Cash and cash equivalents at December 31, 2003 and 2002 consist of the following:

Account	Current Interest Rate	2003	2002
First Western Bank	1.56%	$ 15,750	$ 17,463
Southwest Securities Money Market	1.53%	10,144	10,093
Oppenheimer Money Market	2.17%	51,720	164,173
Total cash and cash equivalents		$ 77,614	$ 191,729

The Company maintains accounts at First Western Bank, Southwest Securities, and at Oppenheimer Funds. The accounts maintained at First Western Bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The accounts at Southwest Securities and Oppenheimer are insured by the Securities Investor Protection Corporation (SIPC). SIPC insures cash and investment accounts up to $500,000 with a maximum cash account insurance limit of $100,000. Money market accounts are considered investment accounts for SIPC coverage.

NOTE 3 - **PROPERTY AND EQUIPMENT**

Details pertaining to property and equipment and accumulated depreciation as of December 31, 2003 and 2002 are as follows:

	Cost	Accumulated Depreciation	Cost Less Accumulated Depreciation
2003			
Land	$ 33,023	$ 0	$ 33,023
Building and improvements	196,477	155,778	40,699
Fixtures and equipment	63,992	50,005	13,987
	$ 293,492	$ 205,783	$ 87,709
2002			
Land	$ 33,023	$ 0	$ 33,023
Building and improvements	196,477	146,603	49,874
Fixtures and equipment	57,216	46,941	10,275
	$ 286,716	$ 193,544	$ 93,172

NOTE 4 - **INVESTMENTS**

The Company has invested $10,000 in Polaris Limited Partnership. The Partnership consists of a 48 unit low income apartment complex in Minot, North Dakota. Due to the lack of a readily determinable market and the Company's small ownership percentage, this investment is carried at the Company's original cost.

NOTE 4 - *(CONTINUED)*

The Company purchased 300 NASD's warrants on June 28, 2000 for $3,300. These warrants can be exercised into a total of 1,200 shares. The options can be exercised in the time line stated below. As of December 31, 2003 the warrants and/or NASD stock were not traded on a readily determinable market. In 2003 the first set of options expired resulting in the recognition of a loss of $825.

Maximum number of shares that can be exercised at one time	Exercise start date	Exercise end date	Exercise price
300	June 30, 2003	June 25, 2004	$14
300	June 28, 2004	June 27, 2005	$15
300	June 28, 2005	June 27, 2006	$16

In 2000, the company entered into an agreement to become the management member of Dakota Payphone, LLC. The original amount of this investment was $6,000. Due to the lack of a readily determinable market and the company's small ownership percentage, this investment is carried at the Company's original cost.

Inland National Securities receives patronage credits from investment in a cooperative. The total cost of the patronage investment as of the December 31, 2003 was $6,488. This investment is recorded at cost plus the face value of equities that received as patronage refunds in future years. The face value of equities redeemed by the cooperative is deducted from the investment balance. The investment is not transferable. No cash is received until such time as the investment is redeemed at the discretion of the cooperative. Patronage refunds and redemption's are recorded in the year they are received.

NOTE 5 - **CONCENTRATION OF CREDIT RISK AND RELATED PARTY**

Approximately 68% (2003) and 69% (2002) of the Company's earned revenues were generated from commissions and management fee associated with the sale of the primary shares of Dakota Payphone, LLC. Inland National Securities Inc. is the managing member of the Dakota Payphone, LLC. As of December 31, 2003 Dakota Payphone owed the company approximately $26,000 in commissions.

NOTE 6 - **INCOME TAXES**

The Company has elected to be taxed as an "S" Corporation for federal and state income tax purposes. Income or loss from the Company is passed through to the stockholders and taxed at the individual level. Therefore, no provision or liability for federal and state income taxes is reflected in the financial statements.

NOTE 7 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2003 and 2002, the Company had the following net capital:

	December 31,	
	2003	2002
Net Capital	$ 75,460	$ 165,357
Excess Net Capital (Minimum requirement of 5,000)	$ 70,460	$ 160,357
Aggregate Indebtedness to Net Capital Ratio	.68 to 1	.16 to 1

NOTE 8 - **RETIREMENT PLAN**

During 1997, the Company established a savings incentive match plan for employees of small employers (SIMPLE). Under the terms of the plan, the Company must provide a matching contribution for each eligible employee. The Company must match the employees contribution dollar for dollar up to a maximum of 3% of the employees wages. Total retirement plan expense for the years ended December 31, 2003 and 2002 was $14,711 and $13,169, respectively.

NOTE 9 - **ADVERTISING COSTS**

Advertising costs, which were expensed as incurred, totaled $3,618 and $5,662 for the years ended December 31, 2003 and 2002, respectively.

SUPPLEMENTARY INFORMATION

INLAND NATIONAL SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL		
Total stockholders' equity	$ 194,638	$ 286,488
Less non-allowable assets:		
Other current assets/receivables	(5,328)	(502)
Fixed assets	(87,709)	(93,172)
Excess clearing deposit	(144)	(93)
Other investments	(24,963)	(24,081)
Haircuts on securities	(1,034)	(3,283)
Net capital	$ 75,460	$ 165,357
AGGREGATE INDEBTEDNESS		
Commissions payable	$ 14,798	$ 1,855
Other current liabilities	34,874	22,360
Security deposits	1,807	1,872
Total aggregate indebtedness	$ 51,479	$ 26,087
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 5,000	$ 5,000
Excess net capital at 1500%[2]	$ 72,028	$ 163,618
Excess net capital at 1000%[2]	$ 70,312	$ 162,748
Ratio: Aggregate indebtedness to net capital	.68 to 1	.16 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003 AND 2002)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 62,986	$ 169,609
Net audit adjustments to allowable assets and indebtedness	12,474	(4,252)
Net capital per above	$ 75,460	$ 165,357

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $5,000.

2. Excess net capital figures at 1500% and 1000% are based on the following calculated minimum net capital requirements:

	1,500%	1,000%
December 31, 2003	$ 3,432	$ 5,148
December 31, 2002	$ 1,739	$ 2,609

INLAND NATIONAL SECURITIES, INC.
SCHEDULE II
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2003 AND 2002

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(ii) which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3- 3 of the Securities and Exchange Commission are not required.

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17A-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Inland National Securities, Inc.
Minot, North Dakota 58701

In planning and performing our audits of the financial statements and supplemental schedules of Inland National Securities, Inc. (the Company), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED
BY SEC. RULE 17A-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3 *(CONTINUED)*

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 16, 2004